Vengreso, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Vengreso, Inc
Balance Sheet Comparison
Statement of Financial Position

| | Year Ended December 31, | |
	2023	2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	71,177	159,789
Accounts Receivable	6,043	30,354
Total Current Assets	77,220	190,143
Fixed Assets		
Application Development	237,077	123,022
Intangable Asset	647,592	647,592
Total Fixed Assets	884,669	770,614
Other Assets		
ERC Refund Receivable	3,298	3,298
Total Other Assets	3,298	3,298
TOTAL ASSETS	965,187	964,054
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	21,577	38,105
Accrued Interest Expense	1,592	25,593
Credit Cards	58,286	76,344
Deferred Revenue	27,393	199,547
Payroll Liabilities	84	991
Total Current Liabilities	108,932	340,579
Long-Term Liabilities		
Funding Circle Loan	-	39,796
SBA Loan - EIDL	500,000	500,000
Total Long-Term Liabilities	500,000	539,796
Total Liabilities	608,932	880,375
Equity		
Common stock	105	105
SAFE Investment	682,080	227,582
Member Equity	(325,930)	(144,008)
Total Equity	356,255	83,679
TOTAL LIABILITIES AND EQUITY	965,187	964,054

Unaudited

Vengreso, Inc
Statement of Operations

	Total	
	2023	2022
Revenue	313,464	636,582
Cost of Sales	76,431	211,388
Gross Profit	237,033	425,194
Operating Expenses		
Advertising & Marketiing	7,905	10,093
General and Administrative	197,142	263,659
Salaries and Wages	212,610	275,146
Total Operating Expenses	418,954	569,201
Operating Income (loss)	(181,922)	(144,007)

unaudited

Vengreso, Inc
Statement of Cash Flows

	Year Ended Dec
	2023
OPERATING ACTIVITIES	
Net Income (loss)	(181,922)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	24,311
Intangable Asset	-
ERC Refund Receivable	-
Accounts Payable (A/P)	(16,528)
Bank of America - Corp Credit Cards	(6,982)
Bank of America - Corp Credit Cards:Business Adv - 4686 - 1 Viveka	(59)
Bank of America - Corp Credit Cards:Business Adv - 8005 - 1- Mario	(5,363)
Bank of America - Corp Credit Cards:Business Adv - 8480-1 Jack	(706)
BofA CC - SGS,LLC	(4,949)
Deferred Revenue	(172,154)
Payroll Liabilities:CO Income Tax	(212)
Payroll Liabilities:Federal Unemployment (940)	(84)
Payroll Liabilities:NJ Quarterly Taxes	(611)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(183,336)
Net cash provided by operating activities	(365,258)
INVESTING ACTIVITIES	
Application Development	(114,056)
Net cash provided by investing activities	(114,056)
FINANCING ACTIVITIES	
Accrued Interest Expense	(24,001)
Funding Circle Loan	(39,796)
SBA Loan - EIDL	-
Common stock	-
SAFE Investment	454,498
Net cash provided by financing activities	390,702
Net cash increase for period	(88,612)
Cash at beginning of period	159,789
Cash at end of period	71,177

Unaudited

(144,008)
(30,354)
(647,592)
(3,298)
38,105
10,548
59
8,762
706
56,268
199,547
212
168
611
(366,257)
(510,265)
(123,022)
(123,022)
25,593
39,796
500,000
105
227,582
793,076
159,789
-
159,789

Vengreso, Inc
Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/22	-
Net Capital Distributions	-
Nat Capital Contributions	227,687
Net Income (loss)	(144,008)
Ending Balance at 12/31/22	83,679
Net Capital Distributions	-
Net Capital Contributions	454,498
Net Income (loss)	(181,922)
Ending Balance at 12/31/23	356,255

unaudited

Vengreso, Inc.

Notes to the Unaudited Financial Statements

December 31st, 2023

$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vengreso, Inc. ("The Company") was formed in Delaware on April 12th, 2017 originally under the name Social Growth Strategies, LLC d/b/a Vengreso but was later incorporated on April 5th, 2022 to Vengreso, Inc. Under Vengreso, Inc., the company is converting into a technology software company and will earn revenue using a SAAS platform serving both the individual and the enterprise in the productivity management software space. The Company's operational headquarters is in the San Francisco, CA Bay Area. The Company's customers will be located internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

The Company will also be conducting simultaneously an offering under 506 (b) financing for accredited investors not reached through the CF campaign.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Customer Concentrations

The Company's revenue in 2022 is comprised of approximately $300,000 or 47% in one customer. The Company's revenue in 2022 is comprised of approximately $100,000 or 32% from one customers.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling a subscription service to individuals and businesses wanting to grow their client base. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period. The Company's payments are generally collected upon initiation of the service and revenue is recognized over a 2-to-12-month life-cycle; depending on the service and/or subscription or as the performance obligation is satisfied.

The Company's revenue in 2022 and 2023 consisted largely of digital sales training, consulting, and speaking services. The Company is reducing its efforts in services areas and will begin shifting efforts to revenue-producing activities in the SaaS technology area. As such, the historical future revenues might not be indicative of future revenues.

The Company's deferred revenue of $199,547 and $27,393 for the years ended 2022 and 2023, respectfully, are for prepaid subscriptions with remaining performance obligations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation as of December 31st, 2023

Income Taxes

Prior to its conversion from an LLC to a C corporation, the Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the Company's owners. As such, no provision for income tax was recognized on the Statement of Operations. As of the conversion, the Company is currently taxed as a C corporation; as such, there will be future income tax expenses or obligations recognized by the Company.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

On January 30th, 2020, the Company entered into a loan agreement for $510,000 with an interest rate of 11.99% and a maturity date of January 30th, 2025. The loan requires monthly payments of $11,119.70. The loan was paid off in 2023 and carries a zero balance as of December 31st, 2023.

On May 22nd, 2020, the Company entered into a SBA (Small Business Act) loan of $150,000. On July 27th, 2021, the Company increased the loan to $500,000 with an interest rate of 3.75% and a maturity date of July 27th, 2051. The loan requires monthly payments of $2,516. The balance of the loan as of December 31st, 2023, was $500,000.

Debt Principal Maturities 5

Years Subsequent to 2023

Year	Amount
2024	$11,757
2025	$12,206
2026	$12,778
2027	$13,257
2028	$13,754

Thereafter $436,248

NOTE 6 – EQUITY

The Company was a multimember managed LLC with three classes of ownership interest.

See Note 7 – Subsequent Events disclosure for details of conversion from LLC to a corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 1, 2024, the date these financial statements were available to be issued.

There are no subsequent events to report.